UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            SCHEDULE 13D/Amendment #1
                    Under the Securities Exchange Act of 1934


                                 TELEMETRIX INC.
                             a Delaware corporation


                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                    87944M107
                                 ---------------
                                 (CUSIP Number)

                                William W. Becker
                                     Box 143
                         Georgetown, Grand Cayman Island
                               British West Indies
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 87944M107       SCHEDULE 13D                               Page 2 of 5


================================================================================

1    NAME OF REPORTING PERSON (S.S. OR I.R.S. IDENTIFICATION)
           William W. Becker (none - not a U.S. taxpayer)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ] Yes
                                                                     (b) [X]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
       PF (personal funds)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                         4,298,740 Shares
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                        0 Shares
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                       4,298,740 Shares
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                          Not Applicable
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       4,348,740 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       27.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN (Not a U.S. person)
================================================================================

CUSIP No. 87944M107       SCHEDULE 13D                               Page 3 of 5

ITEM 1.       SECURITY & ISSUER

   Class:     Common Stock ("Shares")

   Issuer:    Telemetrix Inc., 1225 Sage Street, Gering, Nebraska  69341


ITEM 2.       IDENTITY & BACKGROUND OF REPORTING PERSON

   (a) Name:             William W. Becker ("Reporting Person")

   (b) Address:          Box 143, Georgetown, Grand Cayman Island, British West
                         Indies

   (c) Occupation:       Telecommunications and other business investments

   (d) Convictions:      Reporting Person has not been convicted in any criminal
                         proceeding.

   (e) Civil  actions:   Reporting  Person is not  subject to a judgment, decree
                         or final order enjoining future violations of federal or state securities laws.

   (f) Citizenship:      British West Indies


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Hartford Holdings Ltd. ("HHL", Reporting Person's affiliate) received 1,177,240 Shares upon conversion of existing debt owed by Issuer; the funds originally lent to Issuer came from HHL's corporate funds.


ITEM 4:       PURPOSE OF TRANSACTION

              Reporting   Person's   affiliates   engaged  in  three  concurrent
transactions that affected the beneficial ownership of Issuer's Shares:

     1. HHL affiliate received 1,177,240 Shares upon conversion of existing debt owed by Issuer. The funds originally lent to Issuer came from HHL's corporate funds.

     2. As part of Reporting Person's estate planning, HHL gave 2 million Shares to an unaffiliated corporation.

     3. Reporting Person ceased to be the controlling representative of Vintage Investments Ltd. ("Vintage"). Control of Vintage was transferred by Reporting Person in connection with a domestic relations settlement.

Reporting Person did not perform these transactions with the purpose of changing or influencing the control of the Issuer. Reporting Person consequently does not have any new plans to:

     (a) acquire or dispose of additional Issuer securities other than stock options issued as compensation for serving as a member of Issuer's Board of Directors;

     (b) engage in any extraordinary corporate action involving Issuer or its subsidiaries;

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CUSIP No. 87944M107       SCHEDULE 13D                               Page 4 of 5

     (c)  sell or transfer any assets of Issuer or its subsidiaries;

     (d)  change Issuer's Board of Directors or management;

     (e)  change Issuer's present capitalization or dividend policy;

     (f)  change Issuer's business or corporate structure;

     (g) change Issuer's charter, bylaws or take any action to impede another person from acquiring control of Issuer;

     (h) cause any Issuer securities to ceased being authorized to be quoted in an inter-dealer quotation system;

     (i)  cause  any  class  of  Issuer   securities  to  become   eligible  for
          termination of registration under Act section 12(g)(4); or

     (j)  take any action similar to those enumerated in 4(a)-(i).


ITEM 5:       INTEREST IN SECURITIES OF ISSUER.

   After  completing the  transactions  described in Item  4(1)-4(3),  Reporting
Person:


     (a) beneficially owns 4,348,740 Shares, which constitutes 27.7% of Issuer's Shares. These shares include 50,000 Shares owned by Reporting Person's spouse but Reporting Person has no power to vote, direct the vote, dispose or direct the disposition of those Shares owned by the spouse.

     (b) has the power to vote, direct the vote, dispose or direct the disposition of 4,298,740 Shares (27.3% of Issuer's Shares).

     (c)  also sold 141,000 shares in a private transaction on August 25, 2000.

     (d) is the only person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Reporting Person.

     (e)  Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


ITEM 7:  MATERIALS TO BE FILED AS EXHIBITS.

         None.

CUSIP No. 87944M107       SCHEDULE 13D                               Page 5 of 5



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 3, 2000                                 /s/ William W. Becker
                                                --------------------------------
                                                William W. Becker